                                                Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-87094


                                   PROSPECTUS

                                 100,000 SHARES

                        WILSONS THE LEATHER EXPERTS INC.

                                  COMMON STOCK

                             ----------------------

     This prospectus relates to shares of our common stock that may be sold by the selling shareholders named under "Selling Shareholders." We will not receive any of the proceeds from the sale of those shares.

     Our common stock is traded on the Nasdaq National MarketSM under the symbol "WLSN." On April 25, 2002, the last sale price for our common stock, as reported on the Nasdaq National Market, was $13.859 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                            ------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           ---------------------------

                 The date of this prospectus is August 12, 2002

                        WILSONS THE LEATHER EXPERTS INC.

     We are the leading specialty retailer of quality leather outerwear, accessories, apparel and travel products in the United States. Our multi-channel store locations are designed to target a broad customer base with a superior level of customer service. Through our worldwide leather sourcing network and in-house design capabilities, we are able to consistently provide our customers high-quality, fashionable merchandise at attractive prices. Our business structure results in shorter lead times, allowing us to react quickly to popular and emerging fashion trends and customer preferences, rapidly replenish fast-selling merchandise and minimize fashion risk.

     As of April 6, 2002, we operated a total of 765 stores located in 46 states, the District of Columbia, Guam, Puerto Rico and Canada. Our Wilsons Leather concept included 488 mall stores, 96 outlet stores and 32 airport locations. In addition, we operated 149 premium travel products and accessories stores in 26 states, Puerto Rico and Guam under the El Portal, Bentley's Luggage and California Luggage Outlet names. Each year we supplement our permanent stores with temporary holiday stores during our peak selling season, which totaled 281 in 2001. Our Wilsons Leather mall stores average approximately 2,100 square feet and feature a large assortment of both classic and fashion-forward leather outerwear, apparel and accessories. Our outlet stores are operated primarily under the Wilsons Leather Outlet name, average approximately 3,200 square feet and offer a combination of clearance-priced merchandise from our mall stores, special outlet-only merchandise and key in-season goods. Our airport stores average approximately 700 square feet, feature travel products as well as leather accessories and provide us the opportunity to showcase our products and the WILSONS LEATHER brand to millions of potential customers each year in some of the busiest airports. Our proprietary labels, including M. Julian(R), Maxima(R), Pelle Studio(R) and Wilsons Leather(TM), are positioned to appeal to identified customer lifestyle segments.

     Through our acquisitions of Bentley's Luggage Corp. ("Bentley's Luggage") and the El Portal Group, Inc. ("El Portal"), we created the leading specialty retail chain of travel products and accessories in the United States. Our travel stores average approximately 2,600 square feet and feature premium nationally branded merchandise, including Tumi(R), Hartmann(R), Swiss Army(R), Travelpro(R), Kenneth Cole(R), Brighton(R), Dooney & Bourke(R), Zero Halliburton(R) and Samsonite(R), as well as our growing assortment of private labels, including El Portal(R), Signature(TM), Bentley's Luggage(TM) and Priorities(TM).

     Wilsons House of Suede, Inc., one of our predecessor companies, was founded in the late 1940s and developed a strategy to sell quality leather products at affordable prices to the average consumer. In 1982, CVS New York, Inc. ("CVS") acquired Wilsons House of Suede. Following this acquisition, CVS engaged in other strategic acquisitions, and in 1988 acquired Berman's The Leather Experts, Inc. to become a leading specialty retailer of leather apparel and accessories with expertise in all areas of the leather apparel business. By the time CVS acquired Georgetown Leather Design in 1993, our predecessor companies had grown to more than 500 stores nationally. In May 1996, certain members of our current management participated in a management buyout from CVS, and in May 1997, we completed our initial public offering.

     We were incorporated on May 26, 1996 as a Minnesota corporation. Our principal executive offices are located at 7401 Boone Avenue North, Brooklyn Park, Minnesota 55428 and our telephone number is (763) 391-4000.

     When we refer to "our company" "we," "our" and "us," we mean Wilsons The Leather Experts Inc. and its subsidiaries, including the predecessor companies, and when we refer to the "predecessor companies," we mean Wilsons Center Inc., Rosedale Wilsons, Inc. and their subsidiaries prior to the acquisition of such companies from CVS New York, Inc. on May 26, 1996.

                                       2

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                                  RISK FACTORS

     You should consider carefully the following risks before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties also may impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money paid to buy our common stock.

     THE DECLINE IN GENERAL ECONOMIC CONDITIONS HAS LED TO REDUCED CONSUMER DEMAND FOR OUR LEATHER APPAREL AND ACCESSORIES AND TRAVEL GOODS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND LIQUIDITY.

     Our future capital requirements depend on the sustained demand for both our leather and travel products. Many factors affect the level of consumer spending on our products, including, among others, general business conditions, interest rates, the availability of consumer credit, weather, the outbreak of war and other significant national and international events, taxation and consumer confidence in future economic conditions. Consumer purchases of discretionary items, such as our products, tend to decline during recessionary periods when disposable income is lower. The general slowdown in the United States economy and the uncertain economic outlook have adversely affected consumer spending habits and mall traffic, causing us to delay or slow our expansion plans and have resulted in lower net sales than expected on a quarterly and annual basis.

     Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to general economic conditions and financial, business and other factors affecting our operations. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of existing debt or to obtain additional financing. There can be no assurance that any such refinancing or additional financing would be possible or could be obtained on terms that are favorable to us.

     IF AT ANY TIME OUR COMPARABLE STORE SALES AND QUARTERLY RESULTS OF OPERATIONS DECLINE OR DO NOT MEET THE EXPECTATIONS OF RESEARCH ANALYSTS, THE PRICE OF OUR COMMON STOCK COULD DECLINE DRAMATICALLY.

     Our quarterly results of operations for our stores have fluctuated in the past and can be expected to continue to fluctuate in the future. Comparable store sales include sales for stores that have been open more than one year. For instance, our quarterly comparable store sales increases have ranged as high as 7.5% and as low as a negative 16.0% over the past 8 quarters. Our net sales and operating results are typically lower in the second quarter of our fiscal year. Our comparable store sales and quarterly results of operations are affected by a variety of factors, including:

     o the timing of new store openings and the relative proportion of new stores to mature stores;

     o general economic conditions and, in particular, the retail sales environment;

     o    fashion trends;

     o    calendar shifts of holiday or seasonal periods;

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

     o    weather conditions;

     o    maintaining appropriate inventory levels;

     o    changes in our merchandise mix;

     o    timing of promotional events; and

     o    actions by competitors or mall anchor tenants.

     An inability to generate comparable store increases could have a material adverse effect on our business, financial condition and results of operations.

     WE MAY NOT BE ABLE TO GROW OUR BUSINESS AS PLANNED.

     Our future operating results will depend, in part, on our ability to successfully open new stores and to effectively manage a growing business. Our ability to grow our business will be limited, however, if we are unable to improve the sales performance and productivity of our existing stores. Our future growth will also depend on our ability to:

     o design products, merchandise stores, manage inventory levels and take timely and necessary markdowns;

     o    introduce and expand new selling concepts;

     o identify, negotiate, lease and open stores in suitable locations on a profitable and timely basis;

     o ensure the availability of and obtain the necessary capital to operate our business;

     o build, expand, consolidate and upgrade our distribution centers and management information systems in an efficient and timely manner; and

     o hire, train and retain qualified personnel, including management executives and hourly sales associates.

We cannot assure you that we will be able to achieve all or any of these objectives.

     THE INSTRUMENTS GOVERNING OUR OUTSTANDING DEBT PLACE CERTAIN OBLIGATIONS ON US AND RESTRICTIONS ON OUR OPERATIONS WHICH, IF NOT MET, COULD RESULT IN OUR INABILITY TO BORROW UNDER OUR SENIOR CREDIT FACILITY OR OTHER PENALTIES.

     Covenants contained within our senior credit facility require us to meet certain financial tests and limit capital expenditures. The terms of our recently renegotiated senior credit facility also prohibit us from borrowing additional funds, other than letters of credit, until we have received $10 million in net proceeds from debt or equity financing, a sale leaseback transaction with respect to our Brooklyn Park distribution center and corporate offices, a sale or sale leaseback transaction with respect to our Miami distribution center or any combination of the above. In addition, certain covenants and restrictions under our senior credit facility and the indenture governing our 11 1/4% senior notes limit our ability to pay cash dividends or make other distributions, to acquire or merge with another entity, to make investments, loans or guarantees, to borrow additional funds or dispose of assets and to create liens or other encumbrances, possibly affecting our flexibility in planning for, and reacting to, changes in our business, including possible acquisition activities.

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     The senior credit facility also contains a requirement that we either amend, refund, renew, extend or refinance the outstanding 11 1/4% senior notes on or before June 15, 2004 so that no principal payment with respect to any such amended, refunded, renewed, extended or refinanced notes is due on or before September 1, 2005. The terms of any refunded, renewed, extended or refinanced notes cannot be more burdensome than the terms of the 11 1/4% senior notes and the rate of interest with respect to any such notes cannot exceed the sum of the rate of interest on United States treasury obligations of like tenor at the time of such refunding, renewal, refinancing or extension plus 7% per annum. There can be no assurance that it will be possible to obtain any such amendment, refunding, renewal, extension or refinancing on such terms.

     The failure to obtain $10 million in net proceeds as required by the senior credit facility could result in our inability to borrow under the facility. In addition, a failure to comply with the covenants and restrictions contained in either the senior credit facility or the indenture governing our 11 1/4% senior notes could, if not cured or waived, result in a default permitting the senior lenders to accelerate payment of indebtedness (including letters of credit) under the senior credit facility and allowing them to pursue other remedies (including foreclosing their liens on our assets). Acceleration of the indebtedness under the senior credit facility or the occurrence of another event of default under the indenture governing our 11 1/4% senior notes would also permit the holders of the 11 1/4% notes to accelerate payment of such notes and allow such holders to pursue their remedies.

     OUR INABILITY TO EFFECTIVELY RESPOND TO CHANGES IN FASHION TRENDS AND CONSUMER DEMANDS COULD ADVERSELY AFFECT OUR SALES.

     Our success depends on our ability to identify fashion and product trends as well as our ability to anticipate, gauge and react swiftly to changes in consumer demand. Our products must remain appealing for a broad range of consumers with diverse and changing preferences and our orders for products must be placed in advance of customer purchases. We cannot assure you that we will be able to identify new fashion trends and adjust our product mix in a timely manner. If we misjudge market preferences, we may be faced with significant excess inventories for some products and missed opportunities for other products. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess, slow-moving inventories, which may have a material adverse effect on our business, financial condition and results of operations.

     In addition, we cannot assure you that consumer sentiment towards and demand for leather will not change or that we will be able to react to any such changes effectively or at all. For example, certain countries supplying the hides used to make leather products have experienced outbreaks of certain highly publicized diseases, namely Bovine Spongiform Encephalopathy (so-called "mad-cow" disease) and hoof-and-mouth disease. There can be no assurance that demand for our leather products will not decline as a result of the publicity regarding these diseases or new scientific findings with respect to such diseases. If we are unable to anticipate, gauge and respond to changes in demand or if we misjudge fashion trends, our financial condition and operating results could be harmed.

     THE SEASONALITY OF OUR BUSINESS COULD AFFECT OUR PROFITABILITY.

     Since our leather outerwear and apparel products are most often purchased during the holiday season, we experience substantial fluctuations in our sales and profitability. We generate a significant portion of our sales from October through January, 59.5% in 2001, which includes the holiday selling season. We generated 31.0 % of our annual sales for 2001 in December. Because our profitability, if

                                       5

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any, is historically derived in the fourth quarter, our annual results of operations have been, and will continue to be, heavily dependent on the results of operations from October through January.

     Given the seasonality of our business, misjudgments in fashion trends, the outbreak of war and other significant national and international events or unseasonably warm or severe weather during our peak selling season could have a material adverse effect on our business, financial condition and results of operations. Our results of operations may also fluctuate significantly as a result of a variety of other factors, including:

     o    merchandise mix offered during the peak selling season;

     o the timing and level of markdowns and promotions during the peak selling season;

     o    the net sales contributed by holiday stores;

     o    the timing of certain holidays; and

     o the number of shopping days and weekends between Thanksgiving and Christmas.

     WE COULD HAVE DIFFICULTY OBTAINING MERCHANDISE FROM OUR FOREIGN SUPPLIERS.

     We import our leather garments and accessories from independent foreign contract manufacturers located primarily in the countries of China, Indonesia and India. We do not have long-term contracts or formal supply arrangements with our contract manufacturers. In 2001, of the 8.4 million of our leather garments and accessories contracted for manufacture, we sourced approximately 84% from contract manufacturers located in The People's Republic of China. Additionally, in 2001, of the leather garments and accessories that we contracted for manufacture, approximately 4% and 12% were from Indonesia and India, respectively. Trade relations with China, Indonesia and India have traditionally been unstable. If trade relations with these countries or any other country from which we source goods deteriorate, or if any new or additional duties, quotas or taxes are imposed on imports from these countries, leather purchase and production costs could increase significantly, negatively impacting our sales prices, profitability or the demand for leather merchandise. Further, we cannot predict whether any of the countries in which our products currently are manufactured or may be manufactured in the future will be subject to trade restrictions imposed by the United States government, including the likelihood, type, or effect of any such restrictions, or whether any other conditions having an adverse effect on our ability to source products will occur. In addition, it will take time for us to transition our sourcing to other countries.

     Certain other risks related to foreign sourcing include:

     o    economic and political instability;

     o    transportation delays and interruptions;

     o    restrictive actions by foreign governments;

     o    trade and foreign tax laws;

     o fluctuations in currency exchange rates and restrictions on the transfer of funds; and

     o the possibility of boycotts or other actions prompted by domestic concerns regarding foreign labor practices or other conditions beyond our control.

                                       6

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     Any event causing a sudden disruption of imports from China or other foreign countries, including a disruption due to financial difficulties of a supplier, could have a material adverse effect on our business, financial condition and results of operations.

     A LOSS OF A SIGNIFICANT SUPPLIER OR A DISRUPTION IN PRODUCT SUPPLY IN OUR TRAVEL STORES COULD ADVERSELY AFFECT OUR SALES.

     Our merchandising strategy in our travel stores depends, in part, upon our ability to offer a broad selection of name brand products to our customers and is, therefore, dependent upon satisfactory and stable supplier relationships. We have no significant long-term contracts for the purchase of merchandise from our suppliers. We estimate that in 2002 the top 10 El Portal and Bentley's Luggage suppliers will account for over 63% of the merchandise supplied to our travel concept stores. Many factors beyond our control could affect the ability of our suppliers to provide us with quality products on a timely basis, including an increased price for or shortage of raw materials or an interruption in or cessation of their manufacturing capacity for any reason. The loss of, or disruption in, supply from any one of our major suppliers, especially during our peak selling season, could have a material adverse effect on our sales.

     A DECREASE IN THE AVAILABILITY OF LEATHER OR AN INCREASE IN ITS PRICE COULD HARM OUR BUSINESS.

     The purchase of leather comprised approximately 65.2% and 60.0% of our costs of goods sold for leather apparel and 34.9% and 33.0% of the costs of goods sold for accessories in 2001 and 2000, respectively. A number of factors affect the price of leather, including the demand for leather in the shoe, furniture and automobile upholstery industries. In addition, leather supply is influenced by worldwide meat consumption and the availability of hides, including during times of rapid destruction of animals to contain the spread of disease. Fluctuations in leather supply and pricing, which can be significant, may have a material adverse effect on our business and profitability.

     CHANGES IN CUSTOMER SHOPPING PATTERNS COULD HARM OUR SALES.

     Most of our stores are located in enclosed shopping malls and regional outlet centers. Our ability to sustain or increase the level of sales depends in part on the continued popularity of malls and outlet centers as shopping destinations and the ability of malls and outlet centers, tenants and other attractions to generate a high volume of customer traffic. Many factors beyond our control may decrease mall traffic including, among other things, economic downturns, the closing of anchor department stores, weather, construction and accessibility to strip malls or alternative shopping formats (such as catalogs or e-commerce). Any changes in consumer preferences and shopping patterns could adversely affect our financial condition and operating results.

     THE HIGH LEVEL OF COMPETITION IN OUR MARKETS MAY LEAD TO REDUCED SALES AND PROFITS.

     The retail leather, apparel and travel products markets are highly competitive and fragmented. We compete with a broad range of other retailers, including other specialty retailers, department stores, mass merchandisers and discounters, many of which have greater financial and other resources. Increased competition may reduce sales, increase operating expenses, decrease profit margins and negatively affect our ability to obtain site locations and sales associates and other employees. There can be no assurance that we will be able to compete successfully in the future and, if we are unable to do so, our financial condition and operating results could be adversely affected.

     THE LOSS OF KEY MEMBERS OF OUR SENIOR MANAGEMENT TEAM COULD ADVERSELY AFFECT OUR BUSINESS.

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

     Our success depends largely on the efforts and abilities of our current senior management team. Their experience and worldwide contacts in the leather and travel products industries significantly benefit us. If we were to lose the benefit of their experience and contacts, our business could be adversely affected. We do not maintain key-man life insurance on any members of our senior management team.

     WE RELY ON THIRD PARTIES FOR UPGRADING AND MAINTAINING OUR MANAGEMENT INFORMATION SYSTEMS.

     The efficient operation of our business is heavily dependent on our information systems. In particular, we rely heavily on the automated sortation system used in our primary distribution center and the merchandise management system used to track sales and inventory. We also rely on a third-party package for our accounting, financial reporting and human resource functions. We depend on our vendors to maintain and periodically upgrade these systems so that these systems continue to support our business as we expand. The software programs supporting our automated sorting equipment and processing our inventory management information were licensed to us by independent software developers. The inability of these developers to continue to maintain and upgrade these software programs would disrupt our operations if we were unable to convert to alternate systems in an efficient and timely manner.

     OWNERSHIP OF OUR COMMON STOCK IS CONCENTRATED.

     Our directors and executive officers beneficially own, in the aggregate, 30.9% of the outstanding shares of our common stock as of March 1, 2002. If these shareholders vote together as a group, they will be able to exert significant influence over our business and affairs, including the election of individuals to our board of directors. They will also be able to significantly affect the outcome of certain actions that require shareholder approval, including the adoption of amendments to our Amended and Restated Articles of Incorporation and the approval of certain mergers, sales of assets and other business acquisitions or dispositions. In addition, the ownership concentration of our stock may limit liquidity and cause shareholders to experience price fluctuations when selling large blocks of our stock.

     THE MARKET PRICE FOR OUR COMMON STOCK MAY BE VOLATILE.

     Our stock price has been, and is expected to continue to be, highly volatile. There could be an immediate adverse impact on our stock price due to:

     o    a decline in any month or quarter of our revenues or earnings;

     o    a decline in any month or quarter of comparable store sales;

     o a deviation in our revenues, earnings or comparable store sales from levels expected by securities analysts;

     o    changes in financial estimates by securities analysts;

     o changes in market valuations of other companies in the same or similar markets; and

     o    any future sales of our common stock or other securities.

In addition, the Nasdaq National Market(R) has experienced extreme volatility that has often been unrelated to the performance of particular companies. Future market fluctuations may cause our stock price to fall regardless of our performance. Such volatility may limit our ability in the future to raise additional capital.

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     WAR, ACTS OF TERRORISM, OR THE THREAT OF EITHER MAY NEGATIVELY IMPACT THE
AVAILABILITY OF MERCHANDISE AND OTHERWISE ADVERSELY IMPACT OUR BUSINESS.

     In the event of war or acts of terrorism, or if either is threatened, our ability to obtain merchandise available for sale in our stores may be negatively impacted. We import a substantial portion of our merchandise from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be adversely affected. In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores.

     The majority of our stores are located in enclosed shopping malls and regional outlet centers. In response to the terrorist attacks of September 11, 2001, security is being heightened in public areas. Any further threat of terrorist attacks or actual terrorist events, particularly in public areas, could lead to lower customer traffic in shopping malls and outlet centers. In addition, local authorities or mall management could close shopping malls and outlet centers in response to any immediate security concern. Mall closures, as well as lower customer traffic due to security concerns, could result in decreased sales that would have a material adverse affect on our business, financial condition and results of operations.

     ANY SIGNIFICANT INTERRUPTION IN THE OPERATION OF OUR CORPORATE OFFICES AND DISTRIBUTION CENTERS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Our corporate offices and distribution centers are highly centralized in three main locations. Our operations could be materially and adversely affected if a catastrophic event (such as, but not limited to, fire, hurricanes, floods or acts of terrorism) impacts the use of these facilities. There can be no assurances that we would be successful in obtaining alternative facilities in a timely manner if such a catastrophic event were to occur.

     THE PUBLIC SALE OF OUR COMMON STOCK BY EXISTING SHAREHOLDERS COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     The market price of our common stock could decline as a result of market sales by our existing shareholders after this offering or the perception that such sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As of February 2, 2002, 1,200,782 shares were subject to issue upon the exercise of vested stock options previously granted by us, all of which would be freely tradable if issued, subject to compliance with Rule 144 in the case of our affiliates. In addition, 3,875,000 shares of our common stock have been reserved for issuance pursuant to our employee benefit plans.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, as more fully described above and elsewhere in this prospectus. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

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                              SELLING SHAREHOLDERS

     The following table presents the number of outstanding shares of our common stock beneficially owned by the selling shareholders as of April 25, 2002. The table also presents the maximum number of shares proposed to be sold by the selling shareholders and the number of shares they will own after the sales. The percentages are based on 19,329,323 shares outstanding on April 25, 2002.

                                                                    Shares Owned
                                                                  After Offering (1)
                                                               -----------------------
                               Shares Owned       Shares                   Percent of
        Name                 Prior to Offering    Offered      Number      Outstanding
        ----                 -----------------    -------      ------      -----------
Bricoleur Partners, LP             428,174         21,174     407,000          2.1%
Bricoleur Partners II, LP          541,669         26,269     515,400          2.7
Bricoleur Enhanced, LP             323,384         15,184     308,200          1.6
Bric6, LP                          242,878         11,784     231,094          1.2
Bricoleur Offshore, LTD.           456,926         19,026     437,900          2.3
Bricoleur-Plus Fund, LTD.           19,968            868      19,100            *
HSBC Managed Trust                  99,579          4,979      94,600            *
Bric Retail, L.P.                   15,176            716      14,460            *

----------
*Less than 1%.
(1) Assumes sale of all shares of the selling shareholder being offered by this registration statement.

     Because the selling shareholders may offer all, some or none of their respective shares of common stock, no definitive estimate as to the number of shares thereof that will be held by the selling shareholders after such offering can be provided.

                              PLAN OF DISTRIBUTION

     The selling shareholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o    short sales;

     o broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

     The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

     Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

     A selling shareholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

     The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

     The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. The selling shareholders have informed the company that they do not have any agreement or understanding, directly or indirectly, with any person to distribute any of the shares subject to this registration statement.

     The company is required to pay all fees and expenses incident to the registration of the shares. The company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.

     We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales of shares in the market.

     Upon notification to us by a selling shareholders that any material arrangement has been entered into with a broker-dealer for the sale or purchase of shares, a supplement to this prospectus will be filed, if required, disclosing:

     o    the name of the participating broker-dealers;

     o    the number of shares involved;

     o    the price at which such shares were sold;

     o the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

     o that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     o    other facts material to the transaction.

     Sales of shares offered by this prospectus must be effected by the date two years following effectiveness of the registration of such sales under the Securities Act of 1933.

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

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room. Our SEC filings are also available at the office of the National Association of Securities Dealers, Inc. For more information on obtaining copies of our public filings at the National Association of Securities Dealers, Inc., you should write to National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the time that all the securities offered by this prospectus are sold:

     o Our latest Annual Report on Form 10-K, including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement for our 2002 Annual Meeting of Shareholders;

     o    Our Quarterly Report on Form 10-Q for the quarter ended May 4, 2002;

     o Our Current Reports on Form 8-K filed on May 3, 2002, May 15, 2002 and June 27, 2002; and

     o The description of our common stock contained in the registration statement on Form 8-A filed on April 1, 1997, and declared effective on May 27, 1997, under the Securities Exchange Act of 1934, and all amendments and reports filed for the purpose of updating the description.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

                      Mr. Peter G. Michielutti
                      Chief Financial Officer
                      Wilsons The Leather Experts Inc.
                      7401 Boone Avenue North
                      Brooklyn Park, Minnesota  55428
                      (763) 391-4000

     You should rely only on the information incorporated by reference or presented in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

                                 LEGAL OPINIONS

     Faegre & Benson LLP, 2200 Wells Fargo Center, Minneapolis, Minnesota 55402 will pass upon the validity of the shares of common stock offered by this prospectus.

                                     EXPERTS

     The consolidated financial statements included in our Annual Report on Form 10-K for the year ended February 2, 2002 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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